Integrated finance company
NICHIEI CO., LTD.

[COMPANY'S LETTERHEAD]

SUPPL

02060692

File Number: 82-4664

October 21 , 2002

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SEC M.S. PROCESSING SECTION RECEIVED DEC 16 2002 WASH., D.C. 180

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

NICHIEI CO., LTD.

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

dlw 12/20

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600 Japan
Tel: (075) 321-6161 Fax: (075) 311-5213

File No. 82-4664

Nichiei Co., Ltd.

Index

Translation for:

1. Report on State of Purchase of Share Certificate of One's Own

2. Announcement of Amendment to Forecast of Business Results

3. Integration of Offices

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on October 11, 2002.

File Number: 82-4664

(English Translation)

October 18, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Group
Tel.: (075) 321-6161

Announcement of Amendment to Forecast of Business Results

We hereby announce the amendment to the forecast of business results which was issued at the time of the announcement of settlement of accounts on May 24, 2002, based upon trends of recent business results:

1. Interim

(1) Amendment to Forecast of Consolidated Interim Business Results for the Year ending March 31, 2003 (April 1, 2002 through September 30, 2002)

(Units: millions of yen, %)

	Operating Income	Ordinary Profit	Net Income
Forecast (A) (announced on May 24, 2002)	21,000	-1,500	-3,000
Amended forecast (B)	17,500	350	-1,500
Amount of increase/decrease (B-A)	-3,500	1,850	1,500
Percentage of increase/decrease	-16.7	—	50.0
Actual results for comparable period of prior year (six-months ended September 30, 2001)	24,294	2,907	708

(2) Amendment to Forecast of Non-Consolidated Interim Business Results for the Year ending March 31, 2003 (April 1, 2002 through September 30, 2002)

(Units: millions of yen, %)

	Operating Income	Ordinary Profit	Net Income
Forecast (A) (announced on May 24, 2002)	15,000	-1,500	-3,000
Amended forecast (B)	12,400	-1,200	-2,200
Amount of increase/decrease (B-A)	-2,600	300	800
Percentage of increase/decrease (%)	-17.3	20.0	26.7
Actual results for comparable period of prior year (six-months ended September 30, 2001)	19,391	3,803	386

2. Annual

(1) Amendment to Forecast of Consolidated Business Results for the Year ending March 31, 2003 (April 1, 2002 through March 31, 2003)

(Units: millions of yen, %)

	Operating Income	Ordinary Profit	Net Income
Forecast (A) (announced on May 24, 2002)	47,000	6,500	400
Amended forecast (B)	39,000	6,500	400
Amount of increase/decrease (B-A)	-8,000	0	0
Percentage of increase/decrease	-17.0	0	0
Actual results for comparable period of prior year (year ended March 31, 2002)	46,431	5,156	308

(2) Amendment to Forecast of Non-Consolidated Business Results for the Year ending March 31, 2003 (April 1, 2002 through March 31, 2003)

(Units: millions of yen, %)

	Operating Income	Ordinary Profit	Net Income
Forecast (A) (announced on May 24, 2002)	33,000	4,500	300
Amended forecast (B)	28,000	3,500	300
Amount of increase/decrease (B-A)	-5,000	-1,000	0
Percentage of increase/decrease (%)	-15.2	-22.2	0
Actual results for comparable period of prior year (year ended March 31, 2002)	36,875	7,632	-5,490

3. Reasons for Amendment (for both Consolidated and Non-Consolidated)

Under severe economic conditions, the consolidated group of the Company, as well as prior year, has adjusted the amount of loans to small amount in order to diversify the risk and has strengthened examination management in order to reduce the risk of bad debts.

As a result, although the initial target of the operating income such as interest revenue, etc. was not achieved, due to success of the above-mentioned measure to reduce the risk of bad debts, profits such as ordinary profit and net income are estimated to be greater than expected.

With respect to the annual business results, the Company intends to further improve the business efficiency through review of current office network and reduction of selling and general administrative expenses in order to deal with the severe conditions, and thus estimates to ensure net income as inially expected.

3. Schedule

October 18, 2002	Meeting of the board of directors
October 25, 2002	Last business day for branches to be abolished
October 28, 2002	Effective date of integration

4. Customers

The integrating branches are near to the branches to be abolished. Customer opinion will be given utmost priority in succession to ongoing transactions.

5. Effects on Results of Operations for Current Fiscal Year

The integration of such 9 offices is expected to increase profitability and will not have a material effect on the Company's results of operations for the current fiscal year.